BAKER & M^cKENZIE

貝克・麥堅時律師事務所

[redacted]

08002848

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道 10 號
和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2008 MAY 28 A 9: 02
OFFICE OF INTERNATIONAL CORPORATE FINANCE

May 23, 2008

Our ref: 32073984-130435

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

By Hand

PROCESSED
JUN 02 2008
THOMSON REUTERS

SUPPL

Division of Corporation Finance
- International Mail Stop 3-2

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated May 15, 2008, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2336 or 011-852-2846-1607 or by facsimile at 011-852-2845-0476. On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

P.P. Ingrid Chiu

Chun-Hui Lin / Ingrid Chiu

Encl.

Dew 5/28

<u>Annex 1</u>

A List of Documents Made Public
in connection with the Listing since last submission on May 15, 2008:

1. Overseas Regulatory Announcement – Resolutions Passed at The 28th Meeting of The 4th Session of The Board of Directors, released on May 13, 2008.

File No. 82-4932

RECEIVED

2008 MAY 28 A 9:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

華電國際電力股份有限公司

Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China (the "PRC"))

(Stock Code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED AT THE 28TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 28th meeting (the "**Meeting**") of the fourth session of the board of directors (the "**Board**") of Huadian Power International Corporation Limited* (the "**Company**") was held in the afternoon on 13 May 2008 at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC. The meeting was presided over by Mr. Chen Feihu, the vice chairman of the Board. Mr. Zhu Chongli, the vice chairman of the Board attended the Meeting and the 12 directors of the Company (the "**Directors**") attended either in person or by proxy, among whom Mr. Cao Peixi and Mr. Peng Xingyu appointed Mr. Chen Feihu and Mr. Chen Bin respectively to attend the meeting on their behalf. The holding of the meeting was in compliance with relevant provisions in relevant laws, regulations and the articles of association of the Company (the "**Articles of Association**"), and was lawful and valid. Mr. Li Changxu and Ms. Zheng Feixue, supervisors of the Company, attended the meeting.

The resolutions were passed (among others) as follows after the Directors' voting at the meeting:

The resolution on Proposed Authorisation by the Board for Handling Relevant Matters of the Issue of Bonds with Warrants was considered and approved. It is agreed to establish a work team (the "**Work Team**") for the issue work, comprising Mr. Chen Feihu, the vice chairman of the Board, and Mr. Chen Jianhua, Ms. Wang Yingli and Mr. Zhao Jinghua, being the Directors, and to authorise the work team to handle matters in connection with the proposed issue within the following scope of authorisation:

(1) subject to the laws and regulations and other regulatory documents, resolutions of the extraordinary general meeting and the Articles of Association, and pursuant to the requirements from regulatory authorities and based on the status of the Company and the prevailing market conditions as well as the progresses of approval, authorisation, filing or implementation of the projects to be financed by the proceeds from the proposed issue, to determine the detailed terms and scheme of the proposed issue before its implementation, to formulate and implement the finalised scheme for the proposed issue of bonds with warrants, including but not limited to the determination, subject to the authorisation of general meeting, of the issue size, proportion of preferential subscription by existing A shareholders, interest rate of bonds, handling the guarantees for the proposed issue, exercise price of warrants, agreeing on the rights to the meetings of bondholders and convening procedures of such meetings and conditions precedent for the resolutions thereof, timing of the proposed issue and any other matters in connection with the scheme of the proposed issue.

(2) To determine the specific arrangements on the use of proceeds on the projects and make adjustments in accordance with the progress of approval, authorisation, filing or implementation of the investment projects invested by the net proceeds from the proposed issue, and the actual progress of the projects and actual proceeds raised, and the actual investment amount and implementation progress of investment projects; subject to compliance with the then PRC laws, if PRC government announces new regulations in relation to the issue of bonds with warrants, or the regulatory authorities have new requirements, or there are changes in market conditions, except for the items which require to be reconsidered by shareholders' meeting according to relevant laws and regulations or Articles of Associations, the Work Team will, subject to the requirements of the PRC government and the regulatory authorities (including the opinions and replies in relation to the application for the issue of bonds with warrants) and market conditions at that time, adjust the scheme of the proposed issue and use of proceeds accordingly.

(3) To establish a special account for the raised proceeds.

(4) To handle all other matters in connection with the proposed issue and listing.

The above authorization shall be effective within one year after being considered and passed at this Board meeting.

By order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date of this announcement, the Board comprises: Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Peng Xingyu (Non-executive Director), Wang Yingli (Non-executive Director), Chen Bin (Non-executive Director), Zhong Tonglin (Executive Director), Zhao Jinghua (Independent non-executive Director), Ding Huiping (Independent non-executive Director), Wang Chuanshun (Independent non-executive Director) and Hu Yuanmu (Independent non-executive Director).

Beijing, PRC
13 May 2008

* For identification only

END